Aflac Incorporated 1st Quarter 2010 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries

Computation of Earnings Per Share

Three Months Ended March 31,

	2010	2009
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$636	$569

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	467,926	466,097
Dilutive effect of share-based awards	4,524	1,035
Weighted-average outstanding shares used in the computation of earnings per share - diluted	472,450	467,132

Earnings per share:
Basic	$1.36	$1.22
Diluted	1.35	1.22

EXH 11-1